Filed by ICON plc
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: PRA Health Sciences, Inc.
(Commission File No. 001-36732)
Date: February 25, 2021

The following is a transcript of an interview which took place on Newstalk Business Breakfast radio show in Ireland on February 25, 2021.

Newstalk Business Breakfast – 25 February 2021

Vincent Wall: We’re joined now by Brendan Brennan, Chief Financial Officer of ICON.  Brendan, ICON is a pretty big clinical trials business, providing contract services for pharma and biomedical businesses around the world already. Why have you just agreed to buy a major competitor, PRA Health Sciences, a $12 billion deal?

Brendan Brennan: Good morning Vincent and thanks for the opportunity to have this chat.   Listen, it’s a wonderful opportunity for ICON to really actually get to, you know, a very senior place in the overall CRO industry. This deal will put us in number one or two in all of our markets, it will also increase the depth and strength of our organisation, both from the elements of how we work in our business therapeutically, so there will be no disease that we won’t be able to tackle effectively and there will be no part of the world where we won’t be able to develop patient relationships and get patients onto clinical research. The scale of this deal, as I’ve said, brings us to a very senior position and if you look at places like China and Japan, where clinical research continues to expand, as it does everywhere around the world, we’ll have in excess of 1,000 employees in both of those geographies. So it really does answer all of the unmet questions for us as an organisation in terms of scale, depth and therapeutic excellence. So it’s a really exciting deal for us.

Vincent Wall: Now you’re paying a fairly generous price for this Brendan – a 30% premium to PRA’s last disclosed price on the stock exchange…and the market doesn’t seem to like that. Last night your share price down about 8% on Nasdaq, PRA’s up 19%. Investors kind of signalling who they think has really benefited from this deal?

Brendan Brennan: I think Vincent it’s fair to say that there’s probably two pieces at play there, there always will be. As we outlined yesterday, it’s a 50% stock deal, so there is an element of natural arbitrage between the two stock prices, which is fair. And also we’re putting together two separate organisations, and putting together two service organisations is all about culture, it’s all about retention of people and we’re going to be extremely focused on that. And that gives some people some nervousness at this point. But we’re very positive on the deal and I think the other thing that I’d really like to point out here, Vincent, is that they are a great organisation. They’ve been a very strong competitor for us for a long time. We know the value of this organisation from top to bottom in terms of their ability to complete, their ability to do work and just the quality and strength of this organisation. So we feel that we’ve paid, I won’t say a full price, but an appropriate price and we really do feel that there’s a great amount of value creation for our shareholders in the long-term.

Vincent Wall: Now your statement yesterday said that there should be double-digit earnings growth out of this combination, accretion out of this combination, but also up to $150M a year in synergies or cost savings. You in ICON already employ 16,000 employees around the world and PRA 19,000 – are some employees going to have to go and I suppose Irish people are most worried about your operations here, where you employ over 1,000 people.

Brendan Brennan: Sure Vincent, listen I think one of the great things about this organisation, and the combined organisation, is that we’re really moving from a point of strength. As we’ve talked about, obviously clinical research now is something that has a become household topic at this stage, which is extraordinary, compared to where we were a couple of years ago. And the growth in the market, both in terms of large scale, whether it be vaccine trials – of course we’ve just finished working ourselves on the Pfizer BioNTech trial and delivering that trial, from an outsourced clinical research perspective – but there’s a huge amount of work in that area as well, a huge amount of investment in funding across the biotech areas and that’s really driving the industry very strongly. So both of us have had a great quarter four, great bookings in terms of new business in the quarter, and we really are looking forward to this being a growth opportunity in absolute terms. While we have synergy costs, we do feel that they’re very easily done through leverage of that growth, but also from relooking at office infrastructures and systems infrastructures to make sure that we’re all on one office infrastructure and one IT platform and it’s very doable from that perspective. So this for us is a really big growth opportunity and I would see that doubly so for our Irish operations. This is an organisation that wants to continue to grow, and do so strongly in the vast majority of our geographies and absolutely that’s true of Ireland.

Vincent Wall: And the newly merged business, and I know that it needs regulatory approval, but the newly merged business will continue to be headquartered in Ireland, largely the same Irish-based management team. One of the attractions it seems though of the deal, apart from what you’ve already discussed, Brendan, is the new combined tax rate, which I presume is our 12.5% rate kicking in for the new entity.

Brendan Brennan: It will take time to get to a lower tax rate. The combined entity will start off with about a 17% tax rate Vincent, and overtime we think that that can probably reduce to about 14%. Of course we work in excess of 40 different countries about the globe, in this new entity, as we do in ICON at the moment, and you’re going to be looking at all the different tax rates in all those different countries. So it’s not just as simple as saying that we’re going to move to the Irish tax rate. But certainly being headquartered in Ireland means that we contract out of this country, we’re a proud Irish organisation, we wear that proudly, there’s no issues with that and we’ll tell every country in the world that the company is managed from Ireland and that is the way things work. So we do think that is an opportunity for the combined business, but we think in the longer term it’s more like a 14% tax rate, taking in the blend of all the other tax rates that we would use across the globe.

Vincent Wall: And briefly Brendan, you referenced there the central part that you played in supporting Pfizer BioNTech’s trials in its COVID-19 vaccine. Do you expect a lot of that work to continue and perhaps for other companies through 2021?

Brendan Brennan: Yeah, we are seeing a very active pipeline on vaccine development, obviously with additional programmes around niche patient population groups, so you’re seeing pregnant mums, paediatric trials ongoing now Vincent. You’re seeing the variants, obviously, developing in the actual disease, and we’re testing and trialling new and additional drugs for some of the large, established players in terms of developing new drugs around that as well. So yes, vaccines will remain active, as indeed will the anti-viral treatments for those folks who have actually caught COVID-19. So it will remain a very, very active marketplace and we certainly haven’t seen that abate at all as we come into Q4 and into Q1 indeed in 2021.

Vincent Wall: OK, Brendan Brennan Chief Financial Officer of the new, about to be highly enlarged ICON. Thanks indeed for joining us this morning.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 3, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “ICON” and such terms as “the company,” “our,” “we,” “us” and “its” may refer to ICON public limited company, one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.